TRITON PETROLEUM GROUP, INC.
c/o Alpha Corporate Advisors, LLC
68 South Service Road
Suite 100
Melville, NY 11747
(631) 577-4088

April 23, 2007

Ms. Jill S. Davis, Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:  Triton Petroleum Group, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Filed April 1, 2005
Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
Filed November 21, 2005
Response Letter dated November 16, 2005
File No. 0-049950

Dear Ms. Davis:

With respect to the comments raised in your letter of December 20, 2005, please be advised that American Petroleum Group, Inc., has carefully reviewed each comment, and responds as follows. Where appropriate we will submit amended filings as soon as possible.

Description of Business

Overview

1.
We have read your response to prior comment two, with respect to reclamation work on the property associated with the terminated lease, where you state that “we believe that the passage of time allows us to believe that there is no further liability to the Company.” Please confirm, if true, that you performed the appropriate analysis under SFAS 5 and determined that no liability exists, even though you terminated the lease.

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

We can confirm that we performed the appropriate analysis under SFAS 5, and did determine that we are not subject to any liability, and have not been notified of any claims. Accordingly, this matter has been closed on the books and records of the Company.

Description of Property

2.
With respect to the subsequent resolution of the matter in prior comment eight, please tell us whether or not the resolution had an accounting impact to your current filings with the Commission. If applicable, explain how you have or will account for the resolution.

We are continuing negotiations with the holder of the real property, who is the former President of the Company. We do not anticipate any resolution of the matter will affect previous filings, in that the payments in any potential settlement would be properly accounted for at the time of the resolution. At this point in time, due to the uncertainty of the potential payment amount, there cannot be any quantification of the amount. We do not believe there is any material impact on the current filings.

Financial Statements, page 1

Report of Independent Registered Public Accounting Firm, page 1

3.	We note that the audit report you filed does not include the signature of the auditor. Please amend your filing to include an accountants’ report to conform to Rule 2-02(a)(2) of Regulation S-X.

We have corrected the oversight, and included a signed copy of the audit report with the filing.

General

4.
We note from your response to prior comment 12 that you issued notes and warrants that entitled each holder an option to purchase one share of common stock. Please tell us where you have filed the associated agreements as exhibits, if material, or provide us with copies of the applicable agreements. In the meantime, please perform an analysis of the pertinent terms of the notes and warrants to determine whether or not liability classification is required under SFAS 150, SFAS 133 or EITIF 00-19. In this regard, you will need to determine if the notes meet the definition in paragraph 4 of EITF 00-19 of conventional convertible debt or whether it contains embedded derivatives

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

that must be bifurcated from the debt host. In addition, the warrants should be analyzed to determine whether or not they meet the definition of a freestanding warrant as defined in SFAS 133. Refer to the Current Accounting and Disclosure Issues in the Division of Corporation Finance outline on the sec.gov website, under Item II.B, located at the following address, http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for additional information regarding this topic.

The Notes in question were ordinary promissory notes, a sample of which is annexed to this response as supplemental material. The Notes contained an option for the Note Holder to obtain a share of the Company at a price of $0.01 per share for each dollar loaned to the Company. These Promissory Notes did not contain any imbedded derivatives as defined in paragraph 4 of EITF 00-19. The Promissory Notes were not a conventional convertible debt instrument, nor did they contain imbedded derivative instruments, nor are they a conventional warrant. They are bargain purchase options.

Consolidated Statements of Stockholders’ Equity (Deficit), page 4

5.
Please explain, in sufficient detail, the accounting transaction that resulted in the beginning balance at January 1, 2003 for common stock shares totaling 750,000, additional paid in capital totaling $99,250 and retained deficit totaling ($92,466). It appears that you may have affected a stock split. However, this in not apparent from any disclosures made within this filing. In this regard, we note that Statement of Stockholders’ Equity (Deficit) previously filed in the Form 10-KSB for the fiscal year ended December 31, 2003 for American Capital Alliance, Inc. had different balances for common stock, number and par, and additional paid in capital as of December 31, 2002 and 2003 in comparison to the balances presented in the same statement within your amended Form 10-KSB/A. Please advise.

A stock split occurred effective October 29, 2004, and the filings have been revised to include a footnote disclosure to that effect.

Consolidated Statements of Cash Flows, page 5

6.
We note from your response to prior comment 15 that you have presented a non-cash item within the investing cash outflow line Acquisition of new subsidiary. This treatment is not consistent with your non-cash transactions accounting policy described in Note E, where your state “Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.” Refer to paragraph 32 of SFAS 95, which states that information about all investing and financing activities

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

during a period that affects recognized assets or liabilities but does not result in cash receipts or cash payments in the period are to be reported in related disclosures, and revise your presentation as appropriate. Please confirm that no other items within your cash flow statement represent non-cash items.

We can confirm that there are no other non-cash items in our cash flow statement.

7.
We have read your response to prior comment 16 and reviewed your revised Consolidated Statement of Cash Flows for the periods presented. However, it is unclear whether or not you have properly applied paragraph 32 of SFAS 95 in your revised presentation. In this regard, we would expect the cash received from the issuance of common and preferred stock to represent the amount of cash received or the sum of the amounts reflected under par value and additional paid in capital, as shown on your Consolidated Statement of Stockholders’ Equity (Deficit). Please review your presentation again and confirm that the amounts presented do not contain non-cash items and reconcile the revised line items, Issuance of commons tock and Increase in additional paid-in capital, Consolidated Statement of Stockholders’ Equity (Deficit).

We believe that we have properly applied paragraph 32 of SFAS 95, as indicated below.

	2005	2004

Stock shares issued per Statement of Equity (Deficit)	6,221,282	2,222,450
Stock Activity on Statements of Cash Flows:
Compensation	5,122,500	1,523,200
Issuance of common stock	3,826	2,325
Increase in additional paid-in capital	1,008,946	698,535
Insignificant difference	86,010	(1,610)
	6,221,282	2,222,450

Note F - Business Combinations, page 10

8.
We have read your response to prior comment 18 and continue to believe that the issuance of your common stock in one fiscal period and the subsequent cancellation and return of those shares to your treasury in another fiscal period appears to need to be reported in your financial statements. In this regard, when you issued the shares in 2003, we would expect you to credit the par value of your common stock and additional paid in capital, as appropriate. In 2004, you would then reduce the same accounts that previously were

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

increased when the shares were issued. This presentation would vary depending upon whether you formally retired the shares or placed the shares in treasury, in which case you would record the transaction under either par value or cost method. Since you have not presented treasury stock on balance sheet, it appears that you have formerly retired these shares. As the journal entries necessary to properly reflect your issued and outstanding stock would impact your EPS calculation, please revise your presentation as appropriate.

We properly calculated EPS reflecting the fact that the shares were formerly retired and not placed in treasury since the shares were cancelled and not repurchased. Both par value of our common stock and additional paid-in capital were properly reduced to reflect the formal retirement of these shares.

Motor Parts Warehouse, Inc. (“MPW”), page 11

9.	Please address the following items, based on your response to prior comment 19 and the associated disclosure under this heading:

•
You disclose in your filing that you issued 5,000,000 shares of common stock for an option to acquire the outstanding stock of MPW, yet you indicate in your response that you issued 13,300,00 shares to MPW. Please reconcile these statements and explain why you have not reported the issuance of these shares in your Consolidated Statements of Stockholders’ Equity (Deficit) for the period presented:

•	Expand your disclosure to indicate the date on which you issued the shares:

•	Explain why you have reported this transaction in the line item Compensation expenses as it appears that this transaction would be more appropriately by reported in the Acquisition expense line item:

•
We note that you have used a restricted stock discount of 35% in valuing the issuance of these shares. Please note that the staff believes that the available quoted market prices are evidence of the fair value of a financial instrument and that block discounts are not in accordance with GAAP in determining fair value. Please refer to paragraphs 5 and 58 of SFAS 107, paragraph 3a of SFAS 115 and footnote 3 of EITF 98-5 and support your valuation or revise your fair value measurement accordingly.

The shares issued for the transaction are as follows:
MPW     5,000,000 shares
Includes SASCO, GMG, Tri-State Stores
Issued December 9, 2003

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

APPC     5,000,000 shares
Issued on October 21, 2003

Consulting Services   3,300,000 shares
Issued on October 21, 2003
Alpha Advisors, LLC
New Century Capital Consultants, Inc.
National Securities Corporation
Commonwealth Partners NY, LLC

As disclosed in Note F, G, H, I and Note K of the financial statements.

We will reclassify the acquisition expense if necessary on future filings.

We believe the value used is appropriate for the following reasons, (1) the shares of the Company are thinly traded, (2) the is no equity in the Company, and (3), the vast majority of the shares of the Company were restricted securities and if all restrictions were lifted and shares traded, the value of the shares would be significantly reduced. Therefore we believe the true fair value of the shares issued in relation to these business transactions were significantly lower that the quoted market price at the time of the transaction. We feel that a 35% discount was appropriate value.

10.
We note your response to prior comment 21 wherein you explain that you believe the transaction and agreements are unenforceable against the Company “due to the fact that it was not an arms length transaction and we believe done to make the Company a party to the transaction.” You further indicate that you are not “accounting for nor assuming “payment obligations and all other agreements”.” While we do not understand how your argument that a transaction not completed under arms length negotiations is not enforceable, we note that you continue to disclose in your amended Form 10-KSB/A that “AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the four “Promissory Notes”; and AMAI assumes all payment obligations and all other agreements of Alliance to Harris Bank.” In your response to prior comment 20 you indicated that you had made it clear that AMAI represents the old trading symbol of the Company and that AMAI “is now American Petroleum Group, Inc.;” therefore, it appears from your disclosure that you have assumed all legal liability associated with the transactions and agreements you describe at length under the Alliance Petroleum Products Company disclosure within Note F. and have not sufficiently explained why you are not liable for the items you disclose that

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

you have accepted responsibility for, we reissue our prior comment 21 in its entirety.

We have revised the amended filings to remove any language related to the purported assumption by the Company of the debts indicated the transaction involving the affected previous management of the Company

11.
We note your disclosure that you issued 5,000,000 shares of common stock for the purchase of Alliance, which you have treated as a business combination. You further disclose with respect to this transaction that “The aggregate acquisition price was $856,200, which consisted of 1,107,500 of the Company’s common stock valued at $.54 and cash advances outstanding to Company at the time of consummation of the transactions.” Please reconcile the difference in shares you disclose as being issued for this acquisition and further reconcile these shares to your Consolidated Statements of Stockholders’ Equity (Deficit). Additionally, please support your use of a discounted common stock price under the following accounting guidance, paragraphs 5 and 58 of SFAS 107, paragraph 3a of SFAS 115 and footnote 3 of EITF 98-5

We are revising the disclosure in Note F to correct the reference to number of shares and share value to be consistent with the disclosures regarding Alliance. We believe that the information related to the discount as set forth in the last response to Comment 9 apply here as well, since it relates to the same transaction. The entirety of the transaction includes 20,000,000 pre-split shares (1,000,000 post split shares) as fully disclosed in Note F to the Audited Financial Statements of December 31, 2004.

Note G - Notes Payable to Stockholders, page 14

12.
We have read your response to prior comment 23 and do not understand the terms of the arrangement with the stockholder/officers of the Company and the associated journal entries. Please provide us with the journal entries you recorded when i) the stockholder/officers transferred 50,000 post-split shares into an escrow account, ii) the shares were sold and the $500,000 proceeds were transferred to the company.

The 50,000 post-split shares that are the subject of this transaction were owned by various third-party shareholders, and deposited into a brokerage account not controlled by the Company. Shares were then sold by the escrow agent in the open market, and the funds were then forwarded to the Company,

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

which recorded the transactions as a $500,000 addition to cash, with a offsetting note payable to stockholders of 500,000.

Note I - Related Party Loans Payable to Officers/Stockholders, page 15

New Century Capital Consultants, - Notes Payable, page 16

13.
Based on your response to prior comment 24 and your disclosure under this heading, please tell us whether this note has an associated registration rights agreement. In this regard, we note your statement that “on a one time basis the lender upon written demand after the six months can require the Company to prepare and file a registration statement under the Securities and Exchange Act of 1933 for an offering up to 1,000,000 shares." Please provide an analysis of the pertinent terms of this note to determine whether or not it represents conventional convertible debt or whether it contains embedded derivatives that must be bifurcated from the debt host. Please refer to the definition of conventional convertible in paragraph 4 of EITF 05-2. You should also refer to the definition of an embedded derivative within paragraph 12 of SFAS 133.

We have reviewed paragraph 4 of EITF 00-19 and further guidance provided by EITF 05-2, and have determined that since the note holder has agreed to waive any demand for a registration statement, with an agreement that holder will be able to convert its debt in a manner para passu to various related party shareholders at a date not yet determined.

14.
We have read your response to prior comment 25, where you indicate that “As previously stated, the issue has been resolved in the fourth quarter.” Please tell us where your disclosure indicates that a resolution has been reached with the lender in your 2005 third quarter Form 10-QSB/A as we are unable to locate such disclosure.

The Company will update its disclosure to indicate the terms of the resolution.

Other Stockholders, page 17

15.
We have read your response to prior comment 27 where you indicate that your previous 10-KSB disclosure was incorrect in describing the instruments issued to other stockholders as options and that they are, instead, warrants. As you did not revise your disclosure in your amended Form 10-KSB/A, please amend your filing to clarify that you issued warrants. In addition, you state to “See the disclosure as set forth in response to Comments 11 and 12.” Please

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

confirm, if true, that these are the same notes and warrants addressed by prior comments 11 and 12.

We can confirm that the instruments issued to other stockholders as options are the same notes and warrants addresses by prior comments 11 and 12.

Note J - Stockholders’ Equity, page 17

16.
We have reviewed the Common and Preferred Stock Reconciliation you provided in response to prior comment 28 and note that the number of shares you show as issued and disclosed in the supplemental schedule totals 1,453,750. This amount does not agree with the sum of the issuances you describe in this note, totaling 1,749,375. Please reconcile this difference or revise your disclosure to clearly indicate the total number of shares issued under each agreement or change of control.

Note J will be revised to include all common and preferred stock shares issued by the Company in relation to compensation to shareholders and acquisition costs for all shares issued.

Exhibits 31.1 and 31.2

17.
We note that your certifying officers identify their title in the opening line. As this is not contemplated by Exhibit 31 if Regulation S-B, which is to be provided exactly as set forth, please revise to include the name of the certifying officer only. In addition, you should not reference the type of report as annual or quarterly within the certification, as this is not exactly as set froth in Exhibit 31. Finally, please review paragraph 5(a) and ensure that it is worded exactly as set forth in Exhibit 31 as it currently is not. This comment applies to all certifications you filed in your amended Forms 10-KSB/A and 10-QSB/A.

We have revised and corrected Exhibit 31.1 and 31.2 on all filings

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
General

18.	We note that the title page to your second and third quarter Form 10/QSB/A reference American Capital Alliance, Inc. Please revise this title to reference the Company’s name as of November 1, 2004.

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

We have revised the title to reflect the Company name as of November 1, 2004.

Note G - Notes Payable

Highgate House Funds, Ltd.

19.
We have read your response to prior comments 29 and 31 and are unable to locate any footnote disclosures in your amended Form 10-QSB/A for the quarter ended June 30, 2005. Once you have filed an amendment to this Form with the appropriate footnote disclosures, we may have further comment. In the meantime, please provide an analysis of the convertible debenture identified through prior comment 29 in a manner similar to that requested in comment [1]3.

Notes G and L of the December 31, 2005 Form 10-KSB properly disclose the all the key terms of the Company’s borrowing with Highgate House Funds, Ltd.

Note G - Notes Payable, page 15

Highgate House Funds, Ltd., page 16

20.
We note from your response to prior comment 30 that you determined the amount of financing transaction expense by multiplying the number of shares you issued by $.70. Please confirm, if true, that the $.70 represents fair market value as of the date of issuance or otherwise advise.

The $.70 per share used in the calculation represents the fair market value at the date of issuance.

Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2005
Interim Consolidated Balance Sheets, page 2

21.	Please tell us the reason for the 130% increase in inventory from December 31, 2004 and indicate whether or not any items included within the balance have been reviewed for possible impairment.

The Company significantly increased its inventory of base oil and additives used in manufacturing its products. The increase in inventory was primarily financed through the increase in the loans payable to officers/stockholders. All inventory was reviewed for impaired assets and it was determined that there was no impaired assets.

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

22.	Please tell us and expand your disclosure accordingly to explain how you generated the goodwill balance of $125,602 as we are unable to determine from your current disclosure.

The amount represents the excess of acquisition price and liabilities over net assets acquired from the acquisition of the assets of Triton Petroleum, LLC on July 1, 2005. This amount was written off as an impaired asset at December 31, 2005 since there has been no activity with respect to Triton Petroleum, LLC asset acquisition.

Interim Consolidated Statements of Cash Flows, page 5

23.
Please reconcile the cash inflow from the Issuance of Common Stock totaling $12,280, and Proceeds from Additional Paid In Capital, totaling $318,399, with the total of the amounts shown in your Interim Consolidated Statements of Stockholders’ Equity (Deficit) for the same line items, totaling $12,175 and $5,581,381. Please also explain where the receipt of cash is shown for the issuance of the preferred stock.

There was no cash received with respect to the issuance of the preferred stock. The issuance of the preferred stock was included in compensation expense as no cash was received. We will correct and the Company will re-issue Consolidated Statements of Cash Flow to properly include all non-cash items.

Note F - Business Combinations (Continued), page 13

24.
We note your statement the “Goodwill (excess of purchase price over net assets acquired) of $822,262 arising in the above described acquisition had been recognized at the time of the purchase.” Please revise this disclosure to the amount you explained in your response to prior comment six was the correct amount of goodwill recorded and subsequently written off, or so advise. The comment applies to your Form 10-KSB/A and subsequent Forms 10-QSB/A, wherever the incorrect amount of goodwill is disclosed.

We have revised the disclosure to reflect the amount disclosed in prior comment 6.

Triton Petroleum LLC, page 14

25.
Please tell us how you have accounted for the liability associated with the Asset Purchase Agreement you entered into on July 1, 2005. In this regard, we note that you will be required to pay 3.5 times the net earnings of the assets and operations formerly owned by Triton on July 1, 2006.

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

For the three-month period ended September 30, 2005, Triton Petroleum had a net loss of $71,968. At such time as Triton Petroleum recognizes net earnings, we will make the appropriate accounting entry to record the liability associated with the July 1, 2005 asset purchase.

Note G - Notes payable, page 15

26.
We note your disclosure with respect to the stock borrowing arrangement is stale. In this regard, you make reference to June 30, 2005. Please update your disclosure and further indicate whether or not the shares you were obligated to return to the original holders was done so by April 2005 or make reference to any penalties incurred if you do not meet the terms of the arrangement.

We have updated the reference to read September 30, 2005. We have not completed the issuance of the shares, and there is no penalty against the Company for this non-issuance.

We believe we have addressed each of your comments in this response. Please feel free to contact me, or Counsel, Michael S. Krome, at (631) 737-8381, if you have any questions.

Notwithstanding, the comments of the Commission, we acknowledge that:

▪	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing
▪
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

▪
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

James W. Zimbler,
Interim President